FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of June 2003


                        CORDIANT COMMUNICATIONS GROUP PLC
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                           121-141 Westbourne Terrace
                                  London W2 6JR
                                     England
                     --------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F  X  Form 40-F
                                    ----          ----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes     No  X
                                    ----   ----

If "Yes" is marked, indicate below the File Number assigned to the registrant in connection with Rule 12g3-2(b): _________.

                    FORWARD LOOKING AND CAUTIONARY STATEMENTS
                    -----------------------------------------

     This report contains certain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions identify forward looking statements. The Registrant has based these forward looking statements largely on its current expectations and projections about future events and financial trends affecting its business. These forward looking statements include statements relating to trends in the advertising and marketing services industry, particularly with respect to anticipated advertising expenditures in the world's advertising markets. Actual advertising expenditures may differ materially from the estimates contained therein depending on, among other things, regional, national and international political and economic conditions, technological changes, the availability of media and regulatory regimes in the world's advertising markets. Additionally, this report contains a number of "forward looking statements" relating to the Registrant's performance. The Registrant's actual results could differ materially from those anticipated, depending on, among other things, gains to or losses from its client base, the amount of revenue derived from clients, the Registrant's exposure to changes in the exchange rates of major currencies against the pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom), the general level of advertising expenditures in the Registrant's markets referred to above and the overall level of economic activity in the Registrant's major markets as discussed above. The Registrant's ability to reduce its fixed cost base in the short term is limited and therefore its trading performance can be significantly affected by variations in the level of its revenues.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               CORDIANT COMMUNICATIONS GROUP PLC
                               (Registrant)


                               By: /s/  David Hearn
                                  ---------------------------------------------
                                  Title:  Director and Chief Executive Officer

Date:    June 4, 2003

                                                                       Exhibit 1



                        CORDIANT COMMUNICATIONS GROUP PLC
                                  ("Cordiant")


     Certain directors or officers of Cordiant's subsidiaries have recently sold their shares of Cordiant. The attached forms have been released in accordance with the directions of the Takeover Panel in the United Kingdom regarding the sale of such shares.


                                                                     3 June 2003


Further enquiries:

Cordiant
Nathan Runnicles                                    Tel: +44 (0) 20 7262 4343

College Hill                                        Tel: +44 (0) 20 7457 2020
Alex Sandberg
Dick Millard

                                                                    FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

                                                            Date of 3 June 2003


                DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3
                   OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 2 June 2003

Dealing in...Cordiant Communications Group plc.............(name of company)

(1)  Class of securities (eg ordinary shares) .......Ordinary shares of 50p each

(2)  Amount bought           Amount sold            Price per unit

                               15,140                   6p

(3)  Resultant total of the same class owned or controlled (and percentage of class) ...............Nil..............................................( %)

(4)  Party making disclosure ..Cordiant Communications Group plc.....

(5)  EITHER (a) Name of purchaser/vendor (Note 1) .........Anton Nicholas
     OR     (b) If dealing for discretionary client(s), name of fund management organisation

.................................................................................


(6)  Reason for disclosure (Note 2)
     (a) associate of (i)  offeror (Note 3)                                   NO
                      (ii) offeree Company                                   YES

     Specify which category or categories of associate (1-8 overleaf)......3....

     If category (8), explain...................................................

     ...........................................................................

     (b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) NO

Signed, for and on behalf of the party named in (4) above.......................

(Also print name of signatory) .........Denise Williams.........................

Telephone and extension number.........0207 262 4343......x8403.................

                     --------------------------------------

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2. Disclosure might be made for more than one reason; if so, state all reasons.
Note 3.   Specify which offeror if there is more than one.
Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.
Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.
Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No:
020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:--

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in
     (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

(8) Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References   to   "financial   and  other   professional   advisers   (including
stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

     References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

                                                                    FORM 8.1/8.3

Lodge with a RIS or Newstrack and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

                                                           Date of 3 June 2003


                DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3
                   OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 3 June 2003

Dealing in...Cordiant Communications Group plc.............(name of company)

(1)  Class of securities (eg ordinary shares) .......Ordinary shares of 50p each

(2)  Amount bought           Amount sold            Price per unit

                               365,536                  5.5p


(3)  Resultant total of the same class owned or controlled (and percentage of class) ...............Nil..............................................( %)

(4)  Party making disclosure ..Cordiant Communications Group plc.....

(5)  EITHER (a) Name of purchaser/vendor (Note 1) .........Ian Smith
     OR     (b) If dealing for discretionary client(s), name of fund management organisation

.................................................................................


(6)  Reason for disclosure (Note 2)
     (a) associate of (i)  offeror (Note 3)                                   NO
                      (ii) offeree Company                                   YES

     Specify which category or categories of associate (1-8 overleaf)......3....

     If category (8), explain...................................................

     ...........................................................................

     (b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) NO

Signed, for and on behalf of the party named in (4) above.......................

(Also print name of signatory) .........Denise Williams.........................

Telephone and extension number.........0207 262 4343......x8403.................

                     --------------------------------------

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2. Disclosure might be made for more than one reason; if so, state all reasons.
Note 3.   Specify which offeror if there is more than one.
Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.
Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.
Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No:
020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:--

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in
     (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

(8) Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References   to   "financial   and  other   professional   advisers   (including
stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

     References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.